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======
FORM 4
======

      |X|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940


==================================================================

1.   Name and Address of Reporting Person*

                 Restricted Stock Trust
     -----------------------------------------------
        (Last)          (First)        (Middle)

        c/o The Bank of New York, One Wall Street
     -----------------------------------------------
                       (Street)

      New York        New York        10286
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol


          Young & Rubicam Inc. (YNR)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)



     ----------------------------------------


==================================================================

4.   Statement for Month/Year

                     5/98
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)


==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

       x   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


=================================================================================================================================

1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                              (A) or             (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------
Common Stock,          5/15/98         S            1,855,845(1)  D    $25.00                             D
par value $0.01
per share

Common Stock,          5/15/98         J(2)         8,714,040(1)  D      (2)          517,065(1)          D
par value $0.01
per share



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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)




                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------









7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
   Title         Shares
-----------      --------    ---------      ------------      --------------     ----------








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Explanation of Responses:


(1) The Restricted Stock Trust disclaims any beneficial ownership of any of the shares held by the Restricted Stock
     Trust.

(2) Pursuant to the Young & Rubicam Restricted Stock Trust Agreement dated as of December 12, 1996, on 5/15/98, an aggregate of 8,714,040 shares of Common Stock were distributed out of the Restricted Stock Trust to certain key employees of Young & Rubicam Inc. and a deferral trust on behalf of certain such employees. The Restricted Stock Trust received no consideration in connection with such distributions.





                    Robert A. Goldstein,
                    Divisional President,
                    on behalf of
                    The Bank of New York,
                    Trustee                      6/10/98
                    ---------------------     --------------
                    ** Signature of           Date
                    Reporting Person




**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                  SEC 1474 (7-96)